Exhibit 99.1

November 01, 2006 09:00:00 AM ET

eFuture Announces its Debut Listing on NASDAQ Market Capital

BEIJING, Nov. 01 /Xinhua-PRNewswire/ — eFuture Information Technology makes its debut listing on NASDAQ with symbol: EFUT.

(Photo: http://www.newscom.com/cgi-bin/prnh/20061101/CNW007 )

eFuture Information Technology Inc. (eFuture), a leading provider of integrated software and professional services in China’s supply chain front market, announced the closing of its initial public offering of 1,133,500 ordinary shares at $6.00/shar, raising 6.8 million dollars.

The ordinary shares began trading on the Nasdaq Capital Market on October 31, 2006 under the symbol “EFUT”, shares of eFuture climbed 16.67% in their first day of trading in US Tuesday.

eFuture is the first Chinese software company listed in NASDAQ CAPITAL MARKET, and also the first software company in the front supply chain market, therefore, it will spark the interests of domestic and overseas investors sooner or later.

Adam Yan, eFuture’s Chairman and CEO, says: “China has enjoyed and sustained economic growth for many years and now China’s market is huge, particularly in retail and consumer market. Therefore, we have established three basic strategies. First, Upon China’s growth opportunities of next five years, we will constantly solidify our leading position and expand our and market share through organic growth in the front supply chain market, particularly in retail and FMCG (Fast Moving Consumer Goods) markets; Second, efuture will take the lead in outsourcing, international business, SAAS service through business model innovation. Third, we will not miss any opportunity to acquire companies, which can increase our shareholder’s value.

eFuture’s IPO underwriter is Anderson & Strudwick, Inc. and this is Anderson & Strudwick’s first Chinese deal and it is closed successfully. Mr. Ming Zhu, executive vice president of RMCC INTERNATIONAL, INC. serves as our senior advisor and helps us to communicate with ANDERSON & STRUDWICk, as well as help us to understand the US CAPITAL MARKET.

Brad Haneberg of the Richmond office of Kaufman & Canoles served as underwriter’s counsel and was instrumental in helping to get the necessary approvals to bring the issue to market. The Kang Da Law Firm of Beijing represented the issuer.

About eFuture

eFuture Information Technology Inc. (“eFuture”) is a provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain front market.

eFuture’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. eFuture ‘s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

eFuture has over 500 customers, 30% of the top 30 retailers in China and 30% of top 500 retailers in China. And eFuture has also been selected to provide the retail software for upwards of 500 retail stores (Mickey Space) that will be selling Disney products in China. In addition, eFuture provides products and services to Proctor & Gamble, Ford, Panric, Haier, Gucci, Suning, PARKSON, SOGO, Wangfujing, Homeway, Orient home, and other large companies operating in China’s domestic markets.

For more information about eFuture, please visit http://www.e-future.com.cn English channel.

About Anderson &Strudwick

Anderson & Strudwick, Inc. is full-service regional investment firm with more than 160 investment professionals and support personnel. The firm provides asset management, securities brokerage, investment banking, insurance products, and related financial services. It is a Virginia-based, employee- owned company with branch offices in Richmond, Charlottesville, Fredericksburg and Norfolk VA; Charlotte and Hickory NC; Pittsburgh, Canonsburg and Bethlehem PA; Charleston and Columbia, SC; Knoxville, TN; and independent affiliates in Virginia, North Carolina, and Florida. It is a member of NASD and SIPC.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.